[Georgia Gulf Letterhead]

October 6, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Georgia Gulf Corporation (File No. 1-9753)

Ladies/Gentlemen:

Georgia Gulf Corporation hereby requests that its Primary Standard Industrial Classification, or SIC, Code be changed from 2810 to 2821.

This request is being made in connection with a comment letter from the Staff dated October 2, 2009.

Please contact our counsel, Lisa Stater at Jones Day (404-581-8255) if you need additional information and to advise as to the timing of completion of the requested action.

Very truly yours,

/s/ Joel I. Beerman
Joel I. Beerman

cc:	Jessica Kane, Esq.
Lisa Stater, Esq.